Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Mobile Mini, Inc.’s Quarterly Report on Form 10-Q for the period ended September 30, 2011 of references to our Valuation Reports relating to the estimation of either or both the fair market value and the orderly liquidation value of the company’s lease fleet appraised as of June 22, 2011 and to references to our firm’s name therein.

AccuVal Associates, Incorporated

William R. Corwin, CEA

Senior Manager